Exhibit 99.2
Navios Maritime Acquisition Corporation Announces
Delivery of One MR2 Product Tanker Vessel with
Employment
PIRAEUS, GREECE— July 18, 2011 — Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE:NNA), an owner and operator of tanker vessels announced that the Buddy, a 2009-built MR2 product tanker vessel of 50,470 dwt, was delivered today to Navios Acquisition’s owned fleet. The vessel is employed under long-term charter-out contract with a remaining term of three years. The rates are $22,490 net per day for the first year and $21,503 net per day for the remaining charter out period.
The vessel will generate approximately $5.6 million of annual EBITDA and $17.8 million of aggregate EBITDA assuming operating expense approximating current operating costs and 360 revenue days per year.
Time Charter Coverage
Navios Acquisition has contracted 98.1% and 63.3% of its available days on a charter-out basis for 2011 and 2012, respectively.
About Navios Maritime Acquisition Corporation
Navios Acquisition (NYSE:NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.
For more information about Navios Acquisition, please visit our website: http://www.navios-acquisition.com.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, competitive factors in the market in which Navios Acquisition operates; Navios Acquisition’s ability to maintain or develop new and existing customer relationships, including its ability to enter into charters for its vessels; risks associated with operations outside the United States; and other factors listed from time to time in Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Investor Relations Contact:
Navios Maritime Acquisition Corporation
+1. 212.906.8644
info@navios-acquisition.com